

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2010

Harold Montgomery
Chairman and Chief Executive Officer
Toyzap.com, Inc.
500 North Akard Street, Suite 2850
Dallas, TX 75201

> **Re:** **Toyzap.com, Inc.**
> **Form 10-12G**
> **Filed May 27, 2010**
> **File No. 000-53997**

Dear Mr. Montgomery:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10

General

1. Please be aware that this Form 10 is a voluntary filing. As a result, the registration statement automatically goes effective 60 days after your date of filing. You may wish to withdraw this filing prior to effectiveness pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.

2. In this regard, please revise the second sentence under "Introductory Comment" on page 1 to clarify that the registration statement will not be deemed effective.

Business, page 2

3. Please revise this section to remove all marketing language or provide us with support for those statements. Some examples include:

- "have proven themselves over the last 20 years as among the leaders in independent sales organization residual acquisitions through their extensive experience in the highly competitive merchant processing industry" on page 2;
- "As a result, even the smallest merchants generate a base level of revenue for the ISO" on page 4;
- "Calpian's innovative financing solutions" on page 6;
- "or it may adopt Calpian's outsourced platform, which we believe takes advantage of substantial economies of scale" on page 7;
- "the ability to compete profitably in the changing market environment" on page 7;
- "an industry-leading periodical" on page 7;
- "a leading consulting firm in the industry" on page 9;
- "our management team has considerable general business experience in development stage companies and raising capital, and considerable experience in the merchant credit and debit card processing and acquisition industry" on page 10; and
- "business plan of accelerated organic growth" on page 22.

Organizational History, page 2

4. Please include in one of your introductory paragraphs your revenues, assets, and losses for the most recent audited period and interim stub. This snapshot will help investors evaluate the disclosure as they read the filing. Also disclose the fact that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern.

5. We note your disclosure that you will purchase the "Calpian" trademark and domain name subject to the retention of a limited trademark license for "certain limited, non-competitive purposes." Please file this agreement as an exhibit to your registration statement or please advise. Please also revise your disclosure to discuss what these certain limited, non-competitive purposes are. In this regard, we note your statement on page 24 that Mr. Montgomery is a co-founder of the new publicly traded Calpian.

Business Plan Overview, page 3

6. Please revise significantly to explain in detail how and when you expect to generate revenues. Your discussion should address (1) your expected sources of capital and any obstacles you may face in obtaining capital, (2) your timeline of when you intend to implement each step of your plan of operation and your estimates of the cost of each step, (3) your expected customer base, including updated quantitative information regarding Independent Sales Organizations involved with small- and medium-sized businesses, and (4) the expected cost of outsourcing processing services, risk management services, and customer support. To the extent you discuss future plans, the discussion should be balanced with realistic time frames and any financing needs to implement your plans. Please revise your filing throughout when discussing future plans.

7. Please revise to disclose the effect of existing or probable governmental regulations on your business. In this regard, we note your disclosure in the third full risk factor on page 20. Refer to Item 101(h)(4)(ix) of Regulation S-K.

Market and Business Overview, page 3

Independent Sales Organizations, page 4

8. We note that you reference The Green Sheet and The Nilson Report in your disclosure. Please provide an expert consent unless the publications are generally publicly available for a nominal fee or no fee. Refer to Rule 436 of the Securities Act.

The Calpian Solution, page 6

Calpian's Business Model, page 6

9. We note your disclosure that the Calpian model outsources all processing services, risk management services and customer support. Please advise whether you have any agreements in place for the outsourcing of these services. If so, please file these agreements as an exhibit to your registration statement or please advise. If not, please revise your disclosure to clarify that you have no agreements in place to outsource these services. Please similarly revise the "Analysis and Underwriting" section on page 9 with respect to the consulting firm and "Processor Concentration" section on page 9 with respect to the preferred processors.

Marketing and Public Relations, page 7

10. We note your disclosure that you plan to maintain a marketing and advertising relationship with Transaction World Magazine and that you plan to fund the magazine's publishing expenses, less any revenues generated by the magazine. Please provide an estimate of this cost and how you plan to pay for such expenses.

Competition, page 9

11. Please revise this section to discuss the competitive business conditions and your competitive position in the industry and methods of competition. In this regard, please discuss the basis upon which you believe that you compete with the companies listed. Refer to Item 101(h)(4)(iv) of Regulation S-K. Similarly revise the second full risk factor on page 17 as applicable.

Employees, page 10

12. Please revise this section to state whether you have hired Messrs. Montgomery and Jessen as full-time employees and any other additional full-time or part-time employees. Additionally, please provide a discussion of your plan to pay for these salaries.

Risk Factors, page 10

13. Please delete the third sentence of the introductory paragraph. Only material risks should be referenced in this section. If a risk is deemed not material, please do not reference it. Additionally, please revise the last sentence of the paragraph under "Disclosure Regarding Forward-Looking Statements" to clarify that all material risks are discussed in the Risk Factors section.

14. Please create a risk factor discussing how current economic conditions may impact your ability to obtain financing.

We may not be able to effectively control and manage our growth, page 12

15. Please provide support for the first sentence of this risk factor or please advise.

We need to raise capital which will cause additional dilution, page 15

16. Please revise this risk factor to quantify what is meant by a "significant amount of capital."

We expect to rely on processors and sponsor banks, page 17

17. Please revise this risk factor to clarify whether you have any agreements in place to be sponsored by a bank in order to process bank card transactions with Visa and MasterCard or please advise. Please similarly revise your third full risk factor on page 18.

Financial Information, page 22

18. Refer to the last sentence of the second paragraph. Given your list of anticipated expenses, please disclose your monthly "burn rate" and the month you will run out of money assuming no change in present trends.

19. Additionally, please revise your disclosure to provide an estimate of the funds you will need to close an acquisition.

Directors and Executive Officers, page 23

20. Please limit background information for all of the officers and directors to the requirements of Item 401(e)(1) of Regulation S-K and provide only information relating to the level of the individual's professional competence. For example, statements such as "Mr. Montgomery has lived in Spain, Venezuela, Italy, the UK, and Australia, and has traveled to over 50 countries on six continents" is beyond the scope of Item 401(e)(1).

21. Please disclose whether the corporations or organizations that have employed your directors and executive officers during the last five years are affiliates of your company.

For example, Mr. Montgomery has worked for A.R.T. Holdings, Inc. and, on page 22, you state that A.R.T. Holdings, Inc. is an affiliate of your company. Refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 26

22. Please revise to include a Summary Compensation Table.

Certain Relationships and Related Transactions, and Director Independence, page 27

23. Please revise to provide the material terms of each transaction and all of the information required by Item 404(d) of Regulation S-K for each transaction. Please confirm to us that all transactions reportable pursuant to Item 404(d)(1) are disclosed in this section. In this regard, we note the Form 8-K filed on April 27, 2010 that lists the Independent Contractor's Agreement with David Pilotte as a related party transaction.

24. Additionally, please revise this section to include any related party transaction that occurred in the fiscal year preceding your last fiscal year. Refer to Instruction 2 to Item 404(d) of Regulation S-K.

Recent Sales of Unregistered Securities, page 29

25. Please revise this section to include all of the information required by Item 701 of Regulation S-K such as the aggregate amount of consideration received by the registrant and the facts relied upon to make the exemption available.

26. We note that your Unaudited Statement of Stockholders' Equity on page 34 indicates that 2,000,000 shares were issued in a private placement in 2008. Please revise this section to include this transaction or please advise.

Description of Securities to be Registered, page 29

27. We note your conclusion in the third paragraph that each outstanding share of common stock is fully paid for and non-assessable. This is a legal conclusion that must be opined upon by legal counsel. Either attribute the statement to legal counsel or delete it.

Financial Statements and Supplementary Data, page 31

Notes to Financial Statements, page 36

28. We note that in your notes to the unaudited financial statements you do not include a Note D. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Via facsimile (310) 201-4746
        Lawrence P. Schnapp, Esq.
        TroyGould PC